

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

August 5, 2016

Via E-mail
Jennifer M. Davis
Deputy Chief Financial Officer
Santander Drive Auto Receivables LLC
1601 Elm Street
Suite 800
Dallas, Texas 75201

> **Re:** **Santander Drive Auto Receivables Trust 2012-6**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 22, 2016**
> **File No. 333-180147-03**
>
> **Santander Drive Auto Receivables Trust 2013-1**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 22, 2016**
> **File No. 333-180147-04**
>
> **Santander Drive Auto Receivables Trust 2013-2**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 22, 2016**
> **File No. 333-180147-05**
>
> **Santander Drive Auto Receivables Trust 2013-3**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 22, 2016**
> **File No. 333-180147-06**
>
> **Santander Drive Auto Receivables Trust 2013-4**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Response Dated July 22, 2016**
> **File No. 333-180147-07**

Dear Ms. Davis:

We have reviewed your July 22, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2016 letter.

Exhibit 31.1

1. We note your response to prior comment 1. Please file your amended Forms 10-K with the revised certification as indicated in your response.

Exhibit 33.1

2. We note your responses to prior comments 2 and 3. Please file your amended servicer report on assessment of compliance to reflect the revisions detailed in your responses. Additionally, please confirm that all future reports on assessment of compliance with the servicing criteria for which you are the servicer will identify all criteria for which you have engaged vendors and have elected to take responsibility for assessing compliance and will include an assessment of compliance for Item 1122(d)(1)(v) with respect to all applicable servicing criteria.

Please contact Kayla M. Roberts at (202) 551-3490 or me at (202) 551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: Izzy Dawood, Chief Financial Officer, Santander Consumer USA
        Angela M. Ulum, Esq., Mayer Brown LLP